UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 5, 2013

Commission File Number: 001-33800

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Room 902 and 903, 500 Weihai Road, Jing An District, Shanghai, China 200041
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Tiger Media Announces Divestiture of SearchMedia International Limited
Subsidiary
Shanghai, China, January 5, 2013 — Tiger Media, Inc. (“Tiger Media” or the
“Company”) (NYSE MKT: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today announced the divestiture of its
SearchMedia International Limited subsidiary.

As part of the transaction, SearchMedia International Limited (“SMIL”) will be divested to Partner Venture Holdings Limited (“Partner”), an independent third party private limited company, in exchange for options to acquire 650,000 shares of Tiger Media at $1.25 per share. As part of the transaction, Partner will pursue the collection of all receivables and all claims for SMIL, for the benefit of Tiger Media and share 50% of any receivables, net proceeds, awards or judgments from any claims or lawsuits brought about by SMIL entities; provided, however, 100% of any sale proceeds from the sale or transfer of any of the SMIL subsidiaries will accrue to Tiger Media. Included in the divestiture of SMIL are the subsidiaries, Ad Icon Hong Kong Limited, Beijing Wanshuizhiyuan Advertising
Co., Ltd. and Shanghai Botang Advertising Co., Ltd subsidiaries.

As of December 31, 2012, SMIL's operating results will no longer form part of the Company's consolidated financial statements. The Company believes that the cost savings from eliminating out the remaining earnout obligations and potential tax liabilities pursuant to the acquisition agreement within the subsidiaries of SMIL frees up the Company's resources for use in other more promising opportunities.
The transaction also materially improves the balance sheet and capitalization of
Tiger Media including eliminating $13.7 million of goodwill, $21.3 million of accounts payable, $5.4 million in remaining acquisition consideration payable and $11.6 million of income tax payable.

Peter W.H. Tan, Chief Executive Officer of Tiger Media remarked, “It is never an easy decision to dispose of operating subsidiaries that has been with Tiger
Media from the outset, but we feel in order to expand shareholder value in the longer term and allow the Company to focus on and pursue additional accretive concessions, it is in the best interests of the Company to divest SMIL. It is, of course, beneficial as a whole to be able to eliminate from our balance sheet outstanding payables, earnout liabilities and tax provisions in the aggregate amount of $38.3 million.  We intend to continue to focus on more profitable concessions such as our announced major concessions with Home Inns & Hotel
Management Inc. and our Luxury Mall LCD Joint Venture and expect to continue to add new concessions with prominent partners that will accelerate our growth and create value for our shareholders."

About Tiger Media

Tiger Media is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. Tiger Media operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. Tiger Media’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.tigermedia.com.cn.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: whether the cost savings from eliminating the earnout obligations and tax liabilities will free up Company resources for use in more promising opportunities; whether divesting SMIL will expand shareholder value in the longer term and allow the
Company to focus on accretive concessions; whether the benefits of divesting
SMIL will be beneficial to the Company’s balance sheet; whether we will create significant shareholder value through additional concessions with prominent partners; whether the additional concessions in our pipeline will come to fruition and be beneficial; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the
Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media
cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the
Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Paul Conway, 0118613918844646
ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: January 7, 2013	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer